UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 000-51635

KODIAK OIL & GAS CORP.
(Translation of registrant’s name into English)

1625 Broadway, Suite 330 Denver, Colorado 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KODIAK OIL & GAS CORP.
Date: October 4, 2006	By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson Title: President

FOR RELEASE AT 8:30 AM EDT ON WEDNESDAY, OCTOBER 4, 2006

Kodiak Oil & Gas Updates Williston Basin Activity

DENVER – October 4, 2006 (CNW) – Kodiak Oil & Gas Corp. (AMEX & TSX Venture: KOG), an oil and gas exploration and production company with assets in the Green River and Williston Basins, today provided an interim operations update on its 2006 drilling program in the Williston Basin in Montana and North Dakota.

Williston Basin-North Dakota and Montana

Bakken Prospect-McKenzie County, ND

Kodiak recently completed drilling operations on the Grizzly Federal #4-11H well (62.5% WI – Kodiak operated), its second Bakken well. These lands are located on the Montana – North Dakota state line. Three laterals were drilled in the well with a total of 10,215 feet open in the Bakken Formation. Pre-perforated liners have been run into each of the laterals. The well is expected to be on production by mid-October and will be produced initially without artificial lifts and stimulation.

Two miles directly east, the Grizzly 13-6H well (62.5% WI – Kodiak operated) is producing from a dual-lateral well with 7,629 feet open in the Bakken Formation. In an effort to draw down reservoir pressure before stimulation work, the well was placed on production in late July 2006 flowing naturally without pump at an initial rate 115 barrels of oil per day (BOPD). The well’s production dropped off over the following 30 days to 40 BOPD and was placed on pump in late September. Initially the well pumped in excess of 160 BOPD and is currently producing 60 BOPD. Stimulation procedures are scheduled for the third week of October which should increase production from the well.

Kodiak is rigging up to drill the Grizzly Federal #1-27H well (62.5% WI before payout, 51% WI after payout– Kodiak operated) two miles north using the same drilling rig. The drilling block for this well encompasses two stand-up 320-acre tracts and a 9,000 foot lateral well bore in the Bakken Formation is projected for the drilling program. Estimated drilling time for the well is 45 days with drilling and completion costs net to Kodiak of $2.7 million.

Mission Canyon-Sheridan County, MT

Recently, Kodiak completed its interpretation of the 3-D seismic program that was shot immediately west of the Company’s producing Lowell Field. Based upon this work, Kodiak has identified a seismically controlled location where the Company believes both the Mission Canyon Formation, at an approximate depth of 8,000 feet, and the Red River Formation, at an approximate depth of 11,000 feet, can be evaluated. Seismic interpretation has initially yielded what the Company believes to be several high-quality potential locations which may be evaluated depending on the results of its drilling. The first seismically identified location is currently being permitted (Kodiak 50% WI- Kodiak operated). The Company intends to move the rig to this location from the Bakken play when drilling is completed. Drilling is scheduled for late fourth quarter 2006. Kodiak’s share of estimated drilling costs is $1.25 million.

Red River-Divide County, ND

Kodiak has installed a pumping unit on the Pederson #14-9H (43% WI- Kodiak operated) which was drilled in late 2005 to evaluate the potential of the Red River “C” Formation. The well is currently pumping five to 10

BOPD (90% water cut) and current plans are to pump the well over the next several months to determine if the oil cut increases. Reinterpretation of 3-D seismic completed in early 2005 is complete with additional potential locations identified. Kodiak intends to allocate part of its 2007 CAPEX for exploration work in the play.

Management Comment

Commenting on the drilling operations, James Catlin, Kodiak’s COO said: “Our Bakken results have met our initial expectations. Based upon early results, we believe this program will help the Company to increase its production and cash flow during the later part of the fourth quarter as the wells are stimulated and placed on production. We have drilled our three initial locations in the play, but we believe that the results to-date provide us with additional opportunities in 2007.”

About Kodiak Oil & Gas Corp.

Kodiak Oil & Gas, headquartered in Denver, is an independent energy exploration and development company focused on exploring, developing and producing oil and natural gas in the Williston and Green River Basins in the U.S. Rocky Mountains. For further information, please visit www.kodiakog.com. The common shares of the Company are listed for trading on the American Stock Exchange and the TSX Venture Exchange under the symbol “KOG.”

Forward-Looking Statements

This press release includes statements that may constitute "forward-looking" statements, usually containing the words "believe," "estimate," "project," "expect" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," 'projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a well is actually developed. Forward-looking statements in this document include statements regarding the Company’s exploration, drilling and development plans, the Company’s expectations regarding the timing and success of such programs. Factors that could cause or contribute to such differences include, but are not limited to, fluctuations in the prices of oil and gas, uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities, competition, operating risks, acquisition risks, liquidity and capital requirements, the effects of governmental regulation, adverse changes in the market for the Company's oil and gas production, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Mr. Lynn A. Peterson, President, Kodiak Oil & Gas Corp., +1-303-592-8075

Mr. David Charles, EnerCom, Inc. +1-303-296-8834

Ms. Heather Colpitts, Associate Account Manager, CHF Investor Relations, +1-416-868-1079 x.223